Darren K. DeStefano	VIA EDGAR
(703) 456-8034
ddestefano@cooley.com

October 15, 2009
U. S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549

Attn:	Mr. Craig Wilson, Senior Assistant Chief Accountant
Mr. Mark Shannon, Staff Accountant
Mr. Evan Jacobson, Staff Attorney
Ms. Barbara C. Jacobs, Assistant Director

RE:	Sourcefire, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 16, 2009
File No. 001-33350
Ladies and Gentlemen:
On behalf of Sourcefire, Inc. (the “Company”), we are responding to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated September 18, 2009 with respect to the above-referenced filings (the “Comments”). Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the referenced filing with the Commission.
General
1.	The Tandy representations must come directly from the company, not from your counsel on behalf of the company. Please provide these representations in a separate letter from the company in tandem with your next response, if the response is submitted by your counsel
Response to Comment 1:
In response to the Staff’s comment, the Company has provided under separate cover, transmitted concurrently with this letter, an acknowledgement of its responsibility for the adequacy and accuracy of its disclosures in its public filings.
ONE FREEDOM SQUARE, RESTON TOWN CENTER, 11951 FREEDOM DRIVE, RESTON, VA 20190-5656 T: (703) 456-8000 F: (703) 456-8100 WWW.COOLEY.COM

October 15, 2009
Page Two
Form 10-K for the Fiscal Year Ended December 31, 2008
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 32
Key Financial Metrics and Trends, page 33
2.	In your response to prior comment 1, you state that you do not consider renewal rates of maintenance and support agreements, and sales of services to existing customers, to be material to an understanding of trends in your business. In your response letter, please explain why you do not view this information as material.
Response to Comment 2:
The Company acknowledges that renewal rates of maintenance and support agreements, and sales of services to existing customers, are potentially material to an understanding of a software company’s business. The Company respectfully advises the Staff, however, that it assesses trends related to sales of maintenance and support services primarily based on total services revenue. The Company further advises the Staff that the Company monitors renewal rates of maintenance and support agreements using summary information provided by its sales organization. However, this internal information is compiled on the basis of bookings rather than on the basis of revenue. Based on this summary information, renewal rates for the Company’s maintenance and support agreements have historically remained at a relatively constant rate, with the significant majority of the Company’s customers renewing maintenance and support agreements annually. As a result, the Company does not believe that these rates constitute a trend that is currently material to an understanding of the Company’s business. If, in the future, there is a change in the renewal rates of maintenance and support agreements that management believes constitutes a trend that is reasonably likely to have a material effect on the Company’s liquidity, capital resources or results of operations, such that it is material to an understanding of the Company’s business, the Company will provide disclosure of such renewal rates.
Results of Operations, page 36
Revenue, page 36
3.	We note your response to prior comment 2. In your response letter, please explain why you do not view the amount of services revenue derived from new product sales versus the amount of services derived from support renewals as material to an understanding of your revenue.
ONE FREEDOM SQUARE, RESTON TOWN CENTER, 11951 FREEDOM DRIVE, RESTON, VA 20190-5656 T: (703) 456-8000 F: (703) 456-8100 WWW.COOLEY.COM

October 15, 2009
Page Three
Response to Comment 3:
As described in the Company’s response to Comment 2, the Company assesses trends related to sales of maintenance and support services primarily based on total services revenue, and it monitors renewal rates of maintenance and support agreements using summary information provided by its sales organization. Historically, the significant majority of the Company’s customers have renewed their maintenance and support agreements annually. If, in the future, there is a change in the Company’s services revenue or the rate of support renewals that management believes constitutes a trend that is reasonably likely to have a material effect on the Company’s liquidity, capital resources or results of operations, such that it is material to an understanding of the Company’s business, the Company will provide disclosure of such change, including, to the extent material to an understanding of the Company’s business, disclosure of the amount of services revenue derived from new product sales versus the amount of services revenue derived from support renewals.
Note 2. Summary of Significant Accounting Policies
Warranty, page F-10
4.	We believe the model described in Q&A number 12 of TIS Section 2140 is the appropriate model to account for your advanced replacement units. Please provide an analysis that shows the impact to the statements of operations of recording the cost of such units in the periods in which they are actually used as opposed to amortizing the cost of these units over the expected period in which they are used. Additionally, it appears that the use of the inventory model may require you to re-evaluate your conclusion with respect to balance sheet classification. Please also provide us with an analysis of these changes on your previously-issued balance sheets, including working capital. If you intend to classify a portion of these parts as long term within your balance sheet, explain the basis for that conclusion and provide us with an analysis that supports the amount.
Response to Comment 4:
The Company respectfully advises the Staff that it understands that the inventory method described in Q&A number 12 of TIS Section 2140 (“Section 2140”) is the preferable accounting model as opposed to the depreciation method the Company has used historically. In order to address how the Company plans to reflect the inventory method in its financial statements and the impact of adopting that method, the Company has categorized its response into two sections: (1) lower of cost or market and (2) materiality analysis.
Lower of Cost or Market

When accounting for advance replacement units under the inventory method described in Section 2140, the loss of utility that occurs over the life of the parts must be considered. Financial Accounting Standards Board Accounting
ONE FREEDOM SQUARE, RESTON TOWN CENTER, 11951 FREEDOM DRIVE, RESTON, VA 20190-5656 T: (703) 456-8000 F: (703) 456-8100 WWW.COOLEY.COM

October 15, 2009
Page Four
Standards Codification 330-10-35 requires that inventories be recorded at the lower of cost or market (“LCM”) and a loss of utility be reflected as a charge against the revenues for the period in which such loss occurs and should be recognized whenever the utility of goods is impaired. The Company believes that in its case the loss of utility of advance replacement units is largely the result of excess and obsolete advance replacement units which are a function of the products’ life cycles and failure rates. The Company believes that, under the inventory method, this loss of utility is best reflected through the use of an LCM model that is similar to that currently utilized by the Company for its finished goods inventory. Estimates and assumptions are inherent in this model and are based on the Company’s current customer install base, failure rates and product life cycles.

Materiality Analysis

This section summarizes the impact to the Company’s previously issued financial statements of applying the inventory method rather than the depreciation method and classifying advance replacement units as current assets rather than long-term assets on the balance sheet.

Statement of Operations

The following tables show the impact to the previously reported consolidated statements of operations had the inventory method been used to account for advance replacement units during fiscal years 2007 and 2008 (in thousands except for percentages and per share amounts):

	Year Ended December 31, 2007
		Advance
		Replacement Pool
	As Reported	Adjustment	As Revised	% Change
Total cost of revenue	12,883	(70)	12,813	-0.5%
Gross profit	42,976	70	43,046	0.2%
Gross margin %	77%		77%	0.0%
Loss before income taxes	(5,377)	70	(5,307)	-1.3%
Net loss	(6,491)	70	(6,421)	-1.1%
Net loss per share	(0.32)		(0.31)	-3.1%

	Year Ended December 31, 2008
		Advance
		Replacement Pool
	As Reported	Adjustment	As Revised	% Change
Total cost of revenue	17,360	(93)	17,267	-0.5%
Gross profit	58,313	93	58,406	0.2%
Gross margin %	77%		77%	0.0%
Loss before income taxes	(5,752)	93	(5,659)	-1.6%
Net loss	(6,071)	93	(5,978)	-1.5%
Net loss per share	(0.24)		(0.24)	0.0%
ONE FREEDOM SQUARE, RESTON TOWN CENTER, 11951 FREEDOM DRIVE, RESTON, VA 20190-5656 T: (703) 456-8000 F: (703) 456-8100 WWW.COOLEY.COM

October 15, 2009
Page Five
The above analysis was prepared using the rollover approach. Had the Company used the iron curtain approach, the adjustment for the year ended December 31, 2007 would not have changed because the advance replacement pool was not created until 2007, and the adjustment for the year ended December 31, 2008 would have been a reduction in cost of revenue of $163,000. The Company believes that these potential adjustments are not quantitatively significant to the statement of operations for either year under either the rollover or iron curtain approach as described in SEC Staff Accounting Bulletin (“SAB”) No. 108. Finally, the Company advises the Staff that the impact on the interim financial statements for the three and six months ended June 30, 2009 was also not quantitatively significant to the statement of operations under either the rollover or iron curtain approach.

In addition to the quantitative analysis set forth above, the Company also assessed qualitative aspects to determine whether the difference between the inventory and depreciation methods would have been material to its previously reported consolidated financial statements. The Company considered the following qualitative factors in its assessment of materiality:
•	Whether the difference arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision in the estimate;

•	Whether the difference masks a change in earnings or other trends;

•	Whether the difference hides a failure to meet analysts’ consensus expectations for the Company; and

•	Whether the difference changes a loss into income or vice versa.
The Company also assessed whether or not the difference between the inventory and depreciation methods would have an impact on the following items:
•	Compliance with regulatory requirements;

•	Compliance with loan covenants or other contractual requirements;

•	Management’s compensation; and

•	Concealment of an unlawful action.
The Company concluded that the use of the depreciation method did not distort earnings trends, did not cause it to meet analyst expectations, and did not change a loss into income or vice versa. The use of the depreciation method did not impact compliance with regulatory requirements, compliance with loan covenants or other contractual requirements, management compensation or conceal an unlawful action.
ONE FREEDOM SQUARE, RESTON TOWN CENTER, 11951 FREEDOM DRIVE, RESTON, VA 20190-5656 T: (703) 456-8000 F: (703) 456-8100 WWW.COOLEY.COM

October 15, 2009
Page Six

As a result of the Company’s analysis of both quantitative and qualitative factors, it concluded that the difference between the use of the inventory and the depreciation methods on its previously reported statement of operations for each period is not material and would not be probable of changing or influencing the judgment of a reasonable person relying on the reported information. Therefore, the Company respectfully requests that the Staff allow it to adopt this change to the inventory method on a prospective basis rather than retrospectively changing its previously reported statements of operations. Beginning July 1, 2009, the Company will assign the net carrying value of its advance replacement pool from long-term assets to inventory and will carry the advance replacement pool at the lower of cost or market.

Balance Sheet

Using the iron curtain approach as described in SAB No. 108, the following tables show the impact to previously reported consolidated balance sheets and related measures as of December 31, 2007 and 2008 if the Company had classified advance replacement units as current assets rather than long-term assets under the inventory method (in thousands except for percentages):

	As of December 31, 2007
		Advance
		Replacement Pool
	As Reported	Adjustment	As Revised	% Change
Current assets	131,090	589	131,679	0.4%
Long-term assets	10,588	(519)	10,069	-4.9%
Current liabilities	29,788		29,788	0.0%
Stockholders’ equity	109,194	70	109,264	0.1%
Working capital	101,302	589	101,891	0.6%

	As of December 31, 2008
		Advance
		Replacement Pool
	As Reported	Adjustment	As Revised	% Change
Current assets	133,611	1,278	134,889	1.0%
Long-term assets	12,694	(1,115)	11,579	-8.8%
Current liabilities	34,594		34,594	0.0%
Stockholders’ equity	109,041	163	109,204	0.1%
Working capital	99,017	1,278	100,295	1.3%
The Company believes the impact of reclassifying advance replacement units from long-term to current assets is not quantitatively significant. Additionally, the Company does not believe this reclassification to be material based on consideration of the qualitative considerations summarized in the “Statement of Operations” section above. Accordingly, the Company proposes to apply this reclassification prospectively in its financial statements, commencing with its Form 10-Q for the quarter ended September 30, 2009, in which the Company would reclassify the December 31, 2008 balance to conform to this classification.
ONE FREEDOM SQUARE, RESTON TOWN CENTER, 11951 FREEDOM DRIVE, RESTON, VA 20190-5656 T: (703) 456-8000 F: (703) 456-8100 WWW.COOLEY.COM

October 15, 2009
Page Seven
5.	You indicate in your response to prior comment 8 that you believe the value of a returned and refurbished unit approximates the net carrying value of the advance replacement unit exchanged and provided to the customer. Please clarify the time lag between distribution, return and refurbishment of your advanced replacement units. If distribution, return and refurbishment can occur in different reporting periods, please tell us whether there is any impact to your consolidated financial statements for current and prior reporting periods.
Response to Comment 5:
The Company supplementally advises the Staff that the time lag between distribution, return and refurbishment of the advance replacements units is between 30 to 60 days, with the majority being returned before 30 days. The Company further advises the Staff that, at any quarter end, there may be 20 to 40 units under repair, with an average cost to refurbish an advance replacement unit generally below $500. The cost to repair and refurbish outstanding advance replacement units at any given point in time would not have a significant impact on the consolidated financial statements for current and prior reporting periods.
*     *     *     *
     Please fax any additional comment letters concerning the above-referenced filings to (703) 456-8100 and direct any questions or comments concerning the above-referenced filings or this response letter to either the undersigned at (703) 456-8034 or Brian F. Leaf, of this office, at (703) 456-8053.
Very truly yours,

/s/ Darren K. DeStefano

Darren K. DeStefano

cc:	John C. Burris, Sourcefire, Inc.
Todd P. Headley, Sourcefire, Inc.
Douglas W. McNitt, Sourcefire, Inc.
Edmund D. Graff, Sourcefire, Inc.
Andrew Jordan, Ernst & Young LLP
ONE FREEDOM SQUARE, RESTON TOWN CENTER, 11951 FREEDOM DRIVE, RESTON, VA 20190-5656 T: (703) 456-8000 F: (703) 456-8100 WWW.COOLEY.COM